UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2010.

Commission File Number: 001-33113

eFuture Information Technology Inc.
(Translation of registrant’s name into English)

8/F TopNew Tower 2
15 Guanghua Road
Chaoyang District
Beijing 100026, People’s Republic of China
86-10-51650988
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                     .

On July 16, 2010, the registrant issued a press release announcing the resignation of its Chief Financial Officer. A copy of the press release is attached as Exhibit 99.1 hereto.

On August 31, 2010, the registrant issued a press release announcing the sale of its stake in its subsidiary bFuture Information Technology Co., Ltd. A copy of the press release is attached as Exhibit 99.2 hereto.

On September 10, 2010, the registrant issued a press release announcing the resignation of its Chief Operating Officer. A copy of the press release is attached as Exhibit 99.3 hereto.

On September 15, 2010, the registrant issued a press release announcing its second quarter 2010 unaudited financial results. A copy of the press release is attached as Exhibit 99.4 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EFUTURE INFORMATION TECHNOLOGY INC.
(Registrant)

Date: September 17, 2010	By:	/s/ Adam Yan
Adam Yan,
Chairman and Chief Executive Officer

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EXHIBIT INDEX

Number	Description of Exhibit
99.1	Press Release, dated July 16, 2010, titled “eFuture Announces Resignation of Chief Financial Officer.”
99.2	Press Release, dated August 31, 2010, titled “eFuture Announces Sale of Stake in Subsidiary bFuture.”
99.3	Press Release, dated September 10, 2010, titled “eFuture Announces Resignation of Chief Operating Officer.”
99.4	Press Release, dated September 15, 2010, titled “eFuture Announces Second Quarter 2010 Unaudited Financial Results.”

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